SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                                 eUniverse, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                  298 412 10 7
                                 (CUSIP Number)

                             Thomas J. Poletti, Esq.
                         c/o Kirkpatrick & Lockhart LLP
                      10100 Santa Monica Blvd., 7th Floor,
                              Los Angeles, CA 90067
                                 (310) 552-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 Not Applicable
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.


                      (Continued on following pages)

                            (Page 1 of 6 Pages)

CUSIP NO. 298 412 10 7                                               Page 2 of 6

1     NAME OF REPORTING PERSON

      Brad D. Greenspan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      8,156,600 (Includes 400,000 shares underlying options that are exercisable within 60 days)

8     SHARED VOTING POWER
      0

9     SOLE DISPOSITIVE POWER

      8,156,600 (Includes 400,000 shares underlying options that are exercisable within 60 days)

10    SHARED DISPOSITIVE POWER
      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,156,600 (Includes 400,000 shares underlying options that are exercisable within 60 days)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      22.2%

14    TYPE OF REPORTING PERSON*
      IN

CUSIP NO. 298 412 10 7                                               Page 3 of 6

                            AMENDMENT NO. 2 TO
                               SCHEDULE 13D
                      RELATING TO THE COMMON STOCK OF
                              EUNIVERSE, INC.

ITEM 1.     SECURITY AND ISSUER.

            No change.

ITEM 2.     IDENTITY AND BACKGROUND.

            No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No change.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            Mr. Greenspan is a former executive officer and director of the Company. Mr. Greenspan, who beneficially owns approximately 22.2% of the outstanding common stock of the Company as of the date of this filing (see Item 5 hereof), has taken and is considering certain further actions as a result of his dissatisfaction with recent actions of the current Board of Directors of the Company. On December 11, 2003, Mr. Greenspan delivered a resignation letter to the Company outlining certain objections he had to recent actions of the Board of Directors of the Company. On December 10, 2003, Mr. Greenspan filed a complaint in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and each present director of the Company. Mr. Greenspan is seeking to enjoin the enforcement of, and declaratory judgments on, certain recent Board actions to prevent the Board of Directors of the Company from engaging in what he believes to be an entrenchment scheme to shift control of the Board of Directors of the Company from its common stockholders to its preferred stockholders. On January 12, 2004, Mr. Greenspan filed a notice to dismiss, without prejudice, VantagePoint Alpha Holdings IV, L.L.C. as a defendant in the litigation.

            On December 9, 2003, Mr. Greenspan delivered to the Company a letter demanding the opportunity to inspect the list of the Company's stockholders and related documents. Due to the Company's failure to timely provide such documents, Mr. Greenspan filed a complaint on December 24, 2003 in the Court of Chancery of the State of Delaware in and for New Castle County against eUniverse, Inc. seeking an order to compel the Company to produce the stockholder list and related information identified in the demand letter. Mr. Greenspan received the stockholder list and related information from the Company on January 8, 2004.

CUSIP NO. 298 412 10 7                                               Page 4 of 6

            On December 15, 2003, the Court of Chancery held a hearing and reserved January 13 and January 15, 2004 for trial and requested the Company to specify the number of directors to be elected by the stockholders of the Company. A second hearing was scheduled for December 22, 2003 but did not take place because the Court was unavailable on such date.

            On December 31, 2003, Mr. Greenspan filed a preliminary proxy statement with the Securities and Exchange Commission. In his proxy statement, Mr. Greenspan proposes a new slate of five directors (which, as presently contemplated, would not include him) for election by the Company's stockholders in opposition to the slate of four directors put forth by the Board of Directors. Mr. Greenspan's proxy statement also opposes a proposal by the Company that could result in the issuance of additional shares of Preferred Stock to the Company's preferred stockholders. In connection with his proxy solicitation, Mr. Greenspan intends to solicit proxies and/or obtain consents in accordance with applicable law.

            On January 13, 2004, Mr. Greenspan filed his first amendment to the preliminary proxy statement with the Securities and Exchange Commission in response to certain comments of the Commission received by Mr. Greenspan on January 9, 2004.

            Mr. Greenspan is considering whether or not to bring additional litigation concerning these matters, such as breach of fiduciary duty by the Board of Directors of the Company and violations of
            Section 14(a) of the Securities Exchange Act of 1934, as amended, and any fair disclosure requirements of Delaware law, in order to effectuate the foregoing.

            Mr. Greenspan intends to discuss his dissatisfaction with the current Board of Directors with certain other Company stockholders who share his concerns, subject to applicable law, and will further amend his Schedule 13D in the event that any of such stockholders become a member of a group that includes Mr. Greenspan.

            Mr. Greenspan has recently sold an aggregate of 84,400 shares of Common Stock of the Company in order to pay for costs associated with his actions described herein (see Item 5 hereof). Mr. Greenspan may determine, from time to time or at any time, to sell or acquire additional shares of Common Stock of the Company.

            Except as set forth above, Mr. Greenspan has no plans which relate to any of the items listed in (a) - (j) of Item 4 of Schedule 13D.

CUSIP NO. 298 412 10 7                                               Page 5 of 6

            The foregoing actions may be taken in combination with other actions. The timing and sequence of such actions, and which actions to be taken, are being actively considered by Mr. Greenspan and are subject to his judgment as to the best way to proceed.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Mr. Greenspan beneficially and directly owns, and has the sole power to vote and the sole power to dispose of 8,156,600 shares (which amount includes an aggregate of 400,000 shares underlying stock options that are exercisable within 60 days) of Common Stock of eUniverse, Inc., which represents approximately 22.2% of the outstanding shares of Common Stock and Preferred Stock on an as-converted basis, which percentage is based on the information set forth in the Company's definitive proxy statement as filed with the Securities and Exchange Commission on December 30, 2003.

            Between December 16, 2003 and December 23, 2003, Mr. Greenspan sold an aggregate of 84,400 shares of Common Stock in open-market brokers' transactions pursuant to Rule 144 of the Securities Act of 1933, as amended. The following table sets forth, for each such transaction, (i) the date of such transaction, (ii) the number of shares of Common Stock sold and (iii) the sale price per share of Common Stock:

            --------------------------------------------------------------------
             Date of            Number of Shares         Sale Price Per Share
             Transaction:       of Common Stock Sold:    of Common Stock Sold:
            --------------------------------------------------------------------
            --------------------------------------------------------------------
             12/16/2003         10,000                    $1.806
            --------------------------------------------------------------------
             12/17/2003          9,400                    $1.789
            --------------------------------------------------------------------
             12/19/2003         50,000                    $1.710
            --------------------------------------------------------------------
             12/19/2003         10,000                    $1.800
            --------------------------------------------------------------------
             12/23/2003          5,000                    $1.700
            --------------------------------------------------------------------

            Except as set forth above, Mr. Greenspan has not effected any transactions in the shares of Common Stock during the past sixty days.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On January 12, 2004, Mr. Greenspan entered into certain agreements with ESAD Financing, LLC ("ESAD") to provide him with (i) credit enhancement in connection with his legal action filed with the Delaware Court of Chancery, (ii) financings for business acquisitions unrelated to the Company, (iii) assistance in the selection and management of advisers with respect to his various business interests, including the Delaware litigation and proxy solicitation and (iv) strategic advisory services with respect to various business opportunities unrelated to the Company. In connection with these agreements, Mr. Greenspan has pledged 500,000 shares of his Common Stock to collateralize his obligations to ESAD and granted ESAD an option to acquire up to 700,000 shares of Mr. Greenspan's shares of Common Stock in the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No change.

CUSIP NO. 298 412 10 7                                               Page 6 of 6

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  January 13, 2004


                                         By:    /s/ Brad D. Greenspan
                                                -----------------------------
                                                Name:  Brad D. Greenspan